MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Appoints Pieter Dorsman to Board of Directors

Vancouver, BC Canada and San Diego, CA USA – April 21, 2008 – MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has appointed Pieter Dorsman to its Board of Directors.  Mr. Dorsman is President and a Director of Redpeaks Management, Inc., a financial consulting firm in Vancouver, which advises companies on finance and investment, corporate development, legal structure and overall business strategies.  Prior to founding his consulting firm in 2000, Mr. Dorsman was with UBS, Hong Kong, from 1994-1999, the last three years of which he was Associate Director.  Prior to UBS, he was with Barclays Bank PLC from 1990-1993.

Concurrent with the appointment of Mr. Dorsman to the Board, Mr. Colin Mallet announced that he will not stand for re-election to the MIGENIX Board at the next Annual General Meeting in September after over ten years of service.

David Scott, Chairman of MIGENIX stated, “We owe a great deal to Mr. Mallet for his long-standing commitment to our company and thank him immensely for his valuable contribution over the years.  We are pleased to add Mr. Dorsman’s financial expertise to our group of experienced Board members as we look forward to the potential of completing our transition from a pure development company to a revenue-producing company over the coming years.”

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of dermatological diseases (end of Phase II), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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